UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Euronav NV

(Name of Subject Company)

Compagnie Maritime Belge NV

(Offeror – Name of Filing Person)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number of Class of Securities)

Ludovic Saverys

Chief Financial Officer

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerp Belgium

Telephone: +32 3 247 59 11

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Telephone: (212) 521-5400

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Compagnie Maritime Belge NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“CMB” or the “Offeror”) with the U.S. Securities and Exchange Commission on February 14, 2024 (the “Schedule TO”). The Schedule TO relates to the offer by CMB to purchase all outstanding ordinary shares, no par value (“Ordinary Shares” or the “Shares”), of Euronav NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“Euronav” or the “Company”), beneficially owned by U.S. Holders (as defined below) for $17.86 per share in cash, without interest and less any applicable withholding taxes, reduced on a dollar-for-dollar basis by the gross amount of any distributions by Euronav to its shareholders (including in the form of a dividend, distribution of share premium, decrease of share capital or in any other form) with a payment date falling after the date of the Offer to Purchase and before the Settlement Date (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 14, 2024 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”), copies of which are attached to the to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items identified in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 8. Interest in Securities of the Subject Company

The Offer to Purchase and Item 8 of the Schedule TO are hereby amended and supplemented by adding the following sentence immediately following the end of the first paragraph in “The U.S. Offer — Section 9. Certain Information About the Offeror” of the Offer to Purchase:

“Each of Alexander Saverys, Ludovic Saverys and Michael Saverys may be deemed to beneficially own all of the Ordinary Shares of the Company owned by Saverco and CMB. Each of Alexander Saverys, Ludovic Saverys and Michael Saverys has disclaimed beneficial ownership of such Ordinary Shares, except to the extent of his respective pecuniary interest therein.”

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following new paragraph immediately following the end of the last paragraph in “The U.S. Offer — Section 15. Certain Legal Matters” of the Offer to Purchase:

“Certain Litigation

On February 26, 2024, a complaint was filed with the United States District Court for the Southern District of New York, captioned Boothbay Absolute Return Strategies, LP, Boothbay Diversified Alpha Master Fund, LP, Corbin Hedged Equity Fund, L.P., Corbin ERISA Opportunity Fund, Ltd., Pinehurst Partners, L.P., FW Deep Value Opportunities Fund I, LLC, FourWorld Global Opportunities Fund, Ltd., and FourWorld Event Opportunities, LP v. Belgische Scheepvaartmaatschappij-Compagnie Maritime Belge SA, Case No. 24-1445 (the “Complaint”).

The Complaint names the Offeror as defendant. The Complaint alleges, among other things, that the defendant violated Section 14(e) of the Exchange Act by disseminating materially false and misleading offering materials relating to the U.S. Offer, including this Offer to Purchase and other documents disseminated pursuant to the Schedule TO of which this Offer to Purchase is a part, and the Belgian Prospectus (collectively, the “Offering Documents”). The Complaint seeks, among other relief, (i) injunctive relief restraining the Offeror from completing the U.S. Offer on the basis of such offering materials, (ii) awarding plaintiffs compensatory and punitive damages in an unspecified amount, and (iii) awarding plaintiffs’ court costs and reasonable attorney’s fees. The Complaint also seeks a declaration that the Offering Documents are materially false and misleading and therefore violate Section 14(e) of the Exchange Act and declaring the Offering Documents null and void.

CMB believes that the suit is without merit and intends to vigorously defend against the suit.

The outcome of the matter described above cannot be predicted with certainty. Additional demands may be made, or complaints may be filed, against the Offeror in connection with Offers. If such additional demands are made or complaints are filed, absent new or different allegations that are material, the Offeror will not necessarily announce such additional demands or complaints.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit(s):

Exhibit No	Description

(a)(5)(G)	Press release issued by the Offeror dated February 27, 2024.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2024	COMPAGNIE MARITIME BELGE NV

	By:	/s/ Ludovic Saverys
	Name:	Ludovic Saverys
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase, dated February 14, 2024.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Summary Advertisement published in The New York Times on February 14, 2024.

(a)(5)(A)*	Pre-Commencement Press Release issued by the Offeror dated October 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(a)(5)(B)*	Communication in accordance with article 8, §1 of the Royal Decree of 27 April 2007 on public takeover bids under Belgian law dated October 9, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(a)(5)(C)*	Press article dated October 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(a)(5)(D)*	Pre-Commencement Press Release issued by the Offeror dated December 22, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 22, 2023).

(a)(5)(E)*	Capital Markets Day Presentation dated January 12, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on January 12, 2024).

(a)(5)(F)*	Press Release issued by the Offeror dated February 14, 2024.

(a)(5)(G)**	Press Release issued by the Offeror dated February 27, 2024.

(b)(1)*	Bridge facilities agreement among CMB NV and Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale and the other lenders thereunder dated November 20, 2023 (incorporated by reference to Exhibit M the Schedule 13D filed by the Offeror with the Securities and Exchange Commission on November 24, 2023).

(c)	Not applicable.

(d)(1)*	Share Purchase Agreement dated October 9, 2023, by and between CMB NV and Famatown Finance Limited and Frontline plc (incorporated by reference to Exhibit L to the Schedule 13D filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(d)(2)*	Share Purchase Agreement dated December 22, 2023, by and between CMB NV and Euronav NV (incorporated by reference to Exhibit 99.1 to Euronav’s Form 6-K (File No. 001-3610) filed on December 22, 2023).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed.
**	Filed herewith.